UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                 to
Commission File Number 001-33784
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
SandRidge Energy, Inc. 401(k) Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
SandRidge Energy, Inc.
1601 N.W. Expressway, Suite 1600
Oklahoma City, OK 73118

SandRidge Energy, Inc.
401(k) Plan
Report of Independent
Registered Public Accounting Firm,
Financial Statements
and Supplemental Schedule
December 31, 2007 and 2006

Item 4.	Financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA.

SandRidge Energy, Inc. 401(k) Plan Financial Statements and Supplemental Schedule Signature Consent of McConnell & Jones LLP
INDEX TO FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
December 31, 2007 and 2006

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To The Participants and Plan Administrator of the
     SandRidge Energy, Inc. 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of the SandRidge Energy, Inc. 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan’s management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ McConnell & Jones LLP
Houston, Texas
June 20, 2008

SandRidge Energy, Inc. 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Assets:
Investments, at fair value	$12,980,890	$7,120,567
Cash	—	7,018
Receivables:
Employer contributions	5,008,016	—
Employee contributions	186,564	—

Total Assets	18,175,470	7,127,585

Net Assets Available for Benefits	$18,175,470	$7,127,585

See Notes to Financial Statements

SandRidge Energy, Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

Additions
Investment Income
Net appreciation in fair value of investments	$1,794,710
Interest and dividends	87,946

Total investment income	1,882,656

Contributions
Employer	5,008,016
Participant	4,992,708
Rollovers	1,069,692

Total contributions	11,070,416

Total additions	12,953,072

Deductions
Payment of benefits	2,219,545
Administrative expenses	53,628

Total deductions	2,273,173

Net Increase Before Transfer	10,679,899

Transfer From Other Plan	367,986

Net Increase After Transfer	11,047,885

Net Assets Available for Benefits, Beginning of Year	7,127,585

Net Assets Available for Benefits, End of Year	$18,175,470

See Notes to Financial Statements

SandRidge Energy, Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006
Note 1: Description of Plan
The following description of the SandRidge Energy, Inc. 401(k) Plan (the “Plan”), formerly the Riata Energy, Inc. 401(k) Plan, provides only general information. Participants should refer to the Adopted Plan Agreement for a more complete description of the Plan’s provisions.
     General
The Plan is a defined contribution plan covering all eligible employees of SandRidge Energy, Inc. (the “Company” or “Employer”) and subsidiaries. Prior to March 1, 2007, employees were eligible to participate in the Plan after reaching the age of 18 and completing three months of service. Effective March 1, 2007, employees must be at least 21 years of age and complete two months of service in order to be eligible to participate. Eligible employees may enter the plan on a quarterly basis on the first day of the quarter, on or after meeting the eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Effective January 1, 2003, the Plan was amended to meet the requirements of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) and the “GUST” laws. GUST is an acronym that stands for a series of four recent tax laws: (a) General Agreement on Tariffs and Trade (GATT), (b) Uniformed Services Employment Rights Act of 1994 (USERRA), (c) Small Business Job Protection Act of 1996 (SBA-96) and (d) Taxpayer Relief Act of 1997 (TRA-97). Effective with the amendment, the Plan’s title changed from the Riata Energy Inc. Profit Sharing Plan and Trust to the Riata Energy, Inc. 401(k) Plan. In September 2006, the Plan’s title changed from the Riata Energy, Inc. 401(k) Plan to the SandRidge Energy, Inc. 401(k) Plan.
On March 1, 2007, concurrent with a change in administrative agent, the 401(k) plan of PetroSource Energy Company, a wholly-owned subsidiary of SandRidge Energy, Inc. was liquidated and invested in the Plan. Cash of $367,986 was transferred to the Plan and is reflected in the Statement of Changes in Net Assets Available for Benefits as “Transfer From Other Plan.” The PetroSource Energy Company 401(k) Plan and the Plan were identical in all material respects. The Plan assumed all PetroSource employee vesting schedules, contribution rates and benefits.
     Contributions
The Plan allows employees to elect to contribute a percentage of their compensation as a pretax deferral to the Plan. These discretionary employee contributions are made under a salary reduction program and are limited under the Internal Revenue Code to an annual amount that is adjusted for inflation.
For each plan year, the Employer will determine the Employer’s matching contribution on the first day of the plan year. Effective August 1, 2006, the employer matched participant deferral contributions to the Plan dollar for dollar up to 15% of eligible compensation.

SandRidge Energy, Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006
The Company matching contribution is invested directly in the Company’s common stock. The investment in the Company’s common stock is nonparticipant-directed. In addition, employer profit sharing contributions can be made at the discretion of the Employer. Any profit sharing contribution shall be allocated to eligible employees in proportion to their compensation as a percentage of total compensation of all eligible employees. There were no profit sharing contributions made during 2007. Employer contributions are deposited at least one time annually in the form of SandRidge common stock. Subsequent to year end, the Company transferred 184,484 shares of common stock to the Plan in full settlement of the Company’s 2007 contribution obligation.
     Payment of Benefits
The Plan provides for payments of benefits to participants or their beneficiaries (i) upon reaching the age of 65 years, (ii) in the event of participant’s death or (iii) in the event the participant becomes permanently disabled.
      Vesting
Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting in the Company’s contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant hired before August 1, 2006 is fully vested after 3 years of continuous service. A participant hired on or after August 1, 2006 is fully vested after 4 years of continuous service.
Upon termination of service due to a participant’s death, disability or retirement, the participant has a nonforfeitable right to 100% of his or her account balances. Upon termination of service, for any reason other than those specified above, a participant’s nonforfeitable interest in account balances attributable to employer contributions shall be in accordance with the following schedule:
(1) For participants hired before August 1, 2006, the schedule is as follows:

Full Years of Credit Service	Vesting Percentage

One year but less than two	33.00%
Two years but less than three	66.00%
Three years or more	100.00%

SandRidge Energy, Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006
(2) For participants hired on or after August 1, 2006, the schedule is as follows:

Full Years of Credit Service	Vesting Percentage

One year but less than two	25.00%
Two years but less than three	50.00%
Three years but less than four	75.00%
Four years or more	100.00%
     Forfeitures
Forfeitures result from Company matching contributions that remain in the Plan following the termination of employment of participants who had less than 100% vested interests in the Company matching contribution portions of their accounts. At December 31, 2007 and 2006, non-vested forfeitures of $108,525 and $19,156, respectively, were available to pay Plan expenses that otherwise would be payable by the Company in accordance with the Plan agreement.
      Termination of the Plan
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, participants will become 100% vested in their accounts and the Plan’s assets will be distributed in accordance with the terms of the Plan agreement.
      Participant Accounts
Each participant’s account is credited with the participant’s contribution and an allocation of the Plan sponsor’s contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The valuation date refers to the last day of each year or any other day or days as selected by the trustee.
      Participant Loans
Commencing March 1, 2007, employees were allowed to apply for loans secured by their vested account balance. The minimum amount participants may borrow from the Plan is $1,000. Participants may borrow from their accounts up to $50,000 or 50% of their vested account balance, whichever is less. All loans are secured by the participant’s vested balance and bear interest at a rate equal to the prime rate at the time of the loan plus 1%. Loan repayments must be amortized in level payments on a monthly basis over a period not extending beyond five years from the date of the loan.

SandRidge Energy, Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006
Note 2: Summary of Significant Accounting Policies
      Basis of Presentation
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
      Valuation of Investments and Income Recognition
Investments consist of pooled separate accounts and are stated at fair value based on the latest quoted market prices as obtained by Principal Financial Group. The fair values of the mutual funds and the Company’s common stock are based on quoted market values. The fair value of short-term investments is considered to equal cost.
Purchases and sales of securities are recorded on a trade-date basis. The change in the difference between market value and cost of investments is reflected in the statement of changes in net assets available for benefits as appreciation or depreciation in fair value of investments. Dividends are recorded on the ex-dividend date.
      Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.
      Plan Tax Status
The Plan has not obtained a determination letter from the Internal Revenue Service; however, in the opinion of the Plan administrator and the Plan’s tax counsel, the Plan is qualified under Section 401(a) of the Internal Revenue Code. Additionally, the prototype plan on which the Plan is based received a favorable determination from the IRS in a letter dated September 18, 2001. It is also the Plan administrator’s opinion that the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Internal Revenue Code.
      Payment of Benefits
Benefit payments to participants are recorded when paid.

SandRidge Energy, Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006
     Plan Administration
The Plan is administered by designated personnel of the Company. The Plan’s trustee delegated the responsibility for the custody and management of the Plan’s assets to Principal Financial Group, effective March 1, 2007. Prior to March 1, 2007, John Hancock Life Insurance Company (U.S.A.) (“John Hancock USA”) acted as an agent for the trustee.
The Company provides administrative and managerial services to the Plan at no charge. Investment expenses charged by the trustee’s agent are paid by the participants of the Plan. During 2007, administration fees paid by the Plan were $53,628.
      Risks and Uncertainties
The Plan provides for investment in the Company’s common stock, various mutual funds and other investments. Investments, in general, are exposed to various risks, such as investment rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participant account balances. Rates of return will vary, and returns will depend on the market value of the Plan’s investments.
      New Accounting Pronouncement
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan Administrator does not believe the adoption of SFAS 157 will have a material impact on the financial statements.

SandRidge Energy, Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006
Note 3: Investments
The following table presents the fair value of investments at December 31, as reported by the trustee’s agent, which represent 5% or more of the net assets available for benefits:

	2007		2006

John Hancock Lifestyle Conservative Fund	$—		$669,827	*
John Hancock Lifestyle Balanced Fund	—		692,592	*
John Hancock Lifestyle Growth Fund	—		1,512,067	*
John Hancock Lifestyle Aggressive Fund	—		596,072	*
John Hancock Money Market Fund	—		787,974	*
Gartmore Morley CAP MGT INC — Stable Value Sig Fund	1,468,639		—
Principal Global Investors — Principal LifeTM 2010 Sep Acct	1,019,953	*	—
Principal Global Investors — Principal LifeTM 2030 Sep Acct	1,478,728	*	—
Principal Global Investors — Principal LifeTM 2040 Sep Acct	1,942,753	*	—
Principal Global Investors — Principal LifeTM 2050 Sep Acct	953,606	*	—
SandRidge Energy, Inc. Common Stock	2,583,498	**	1,296,311	**

*	Denotes party-in-interest

**	Nonparticipant-directed

The net change in the fair value of the Plan’s investments (including investments bought and sold as well as those held during the year) during 2007 are as follows:

Mutual funds	$498,052
Common collective fund	9,471
Common stock	1,287,187

Total	$1,794,710

In addition to the above, the trustee’s agent reported interest and dividend income of $87,946 for 2007. Accrued interest and dividends receivable were not significant for 2007.

SandRidge Energy, Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006
Note 4: Fully Benefit-Responsive Investment Contract
As of December 31, 2007, the Plan adopted Financial Accounting Standards Board (“FASB”) Staff Position FSP AAG INV-1 and Statement of Financial Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP defines circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution plans.
As described in the FSP, fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in an investment contract through participation in the Principal Stable Value Fund, which is a common collective trust fund.
As of December 31, 2007, the contract value in the Principal Stable Value Fund of $1,468,639 approximates fair value and therefore no adjustment has been recorded in the Statement of Net Assets Available for Benefits.
Note 5: Nonparticipant-Directed Investments
The net assets available for benefits as of December 31, 2007 and 2006 included nonparticipant-directed investments in the Company’s common stock of $2,583,498 and $1,296,311, respectively. The changes in net assets available for benefits for the year ended December 31, 2007 included net appreciation in the fair value of these nonparticipant-directed investments of $1,287,187.
Note 6: Concentration of Market Risk
The Plan has invested a significant portion of its assets in the Company’s common stock. This investment in the Company’s common stock approximates 14.21 percent and 18.19 percent of the Plan’s net assets available for benefits as of December 31, 2007 and 2006, respectively. As a result of this concentration, any significant fluctuation in the market value of this stock could affect individual Participant accounts and the net assets of the Plan.

SandRidge Energy, Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006
Note 7: Party-in-Interest Transactions
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Company and certain others. The Plan has entered into exempt transactions with parties-in-interest as of December 31, 2007. From January 1 through February 28, 2007, certain plan investments were made in shares of mutual funds managed by John Hancock USA. John Hancock USA was the agent for the trustee of the Plan at the time, and these transactions qualified as party-in-interest transactions.
From March 1, 2007 through December 31, 2007, certain plan investments were managed by Principal Life Insurance Company, which is a member company of Principal Financial Group (“Principal”). In addition, trust services were performed by Principal Trust Company, which is also a member of Principal. Transactions between these companies qualify as party-in-interest transactions. Total assets invested in these funds were $7,152,330 at December 31, 2007. During 2007, the Plan paid a total of $41,060 in administrative fees to Principal that qualifies as a party-in-interest transaction.
Other party-in-interest investments held by the Plan include Company common stock totaling $2,583,498 at December 31, 2007, and participant loans totaling $387,678 at December 31, 2007.
Note 8: Excess Contributions
Benefit payments of $2,219,545 for the plan year December 31, 2007 include distributions of $59,513 made to certain Participants to refund excess deferral contributions to satisfy the relevant nondiscrimination provisions of the Plan for the prior year. The Plan has not determined the amount, if any, of expected refunds in 2008 related to excess contributions for plan year 2007.

Supplemental Schedule

SandRidge Energy, Inc. 401(k) Plan
EIN 75-2541245 PN 001
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

	(b) Identity of
	issue, borrower,
	lessor or similar
(a)	party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value.	(d) Cost	(e) Current Value
*	Principal Life	Pooled Separate Accounts
	Insurance Company	PRIN LIFETM STR INC SEP ACCT	#	$23,981
*	Principal Life	Pooled Separate Accounts
	Insurance Company	PRINCIPAL LIFETM 2010 SEP ACCT	#	1,019,953
*	Principal Life	Pooled Separate Accounts
	Insurance Company	PRINCIPAL LIFETM 2020 SEP ACCT	#	620,488
*	Principal Life	Pooled Separate Accounts
	Insurance Company	PRINCIPAL LIFETM 2030 SEP ACCT	#	1,478,728
*	Principal Life	Pooled Separate Accounts
	Insurance Company	PRINCIPAL LIFETM 2040 SEP ACCT	#	1,942,753
*	Principal Life	Pooled Separate Accounts
	Insurance Company	PRINCIPAL LIFETM 2050 SEP ACCT	#	953,606
*	Principal Life	Pooled Separate Accounts
	Insurance Company	PRIN PTR LG-CAP VALUE SEP ACCT	#	79,900
*	Principal Life	Pooled Separate Accounts
	Insurance Company	PRIN LG CP STK IDX SEP ACCT	#	106,785
*	Principal Life	Pooled Separate Accounts
	Insurance Company	PRIN PTR MD-CP VAL I SEP ACCT	#	135,261
*	Principal Life	Pooled Separate Accounts
	Insurance Company	PRIN MID CAP STK IDX SEP ACCT	#	104,824
*	Principal Life	Pooled Separate Accounts
	Insurance Company	PRINCIPAL SM CO VALUE SEP ACCT	#	25,310
*	Principal Life	Pooled Separate Accounts
	Insurance Company	PRIN SM CAP STK IDX SEP ACCT	#	55,004
*	Principal Life	Pooled Separate Accounts
	Insurance Company	PRINCIPAL REAL EST SEC SEPACCT	#	33,501
*	Principal Life	Pooled Separate Accounts
	Insurance Company	PRINCIPAL DIVERS INTL SEP ACCT	#	149,948
*	Principal Life	Pooled Separate Accounts
	Insurance Company	PRINCIPAL INTL EM MKT SEP ACCT	#	298,026
*	Principal Life	Pooled Separate Accounts
	Insurance Company	PRINCIPAL INTL SM CO SEP ACCT	#	124,263
	Union Bond & Trust	Common/Collective Trust
	Company	PRINCIPAL STABLE VALUE FUND	#	1,468,638
		Registered Investment Company
	Fidelity Investments	FID ADV HIGH INC ADVANT T FUND	#	91,594

*	Denotes party-in-interest

#	Participant-direct investment; cost information is not required.

SandRidge Energy, Inc. 401(k) Plan
EIN 75-2541245 PN 001
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

	(b) Identity of
	issue, borrower,
	lessor or similar
(a)	party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value.	(d) Cost	(e) Current Value
	Franklin Templeton	Registered Investment Company
	Investments	FRANKLIN STRAT INCOME R FUND	#	11,378
		Registered Investment Company
	PIMCO Funds	PIMCO TOTAL RETURN R FUND	#	36,148
		Registered Investment Company
	The American Funds	AM FUNDS FDMNTL INV R3 FUND	#	338,830
	American Funds	Registered Investment Company
	Service Company	AM FDS GRTH FD OF AM R3 FUND	#	176,737
		Registered Investment Company
	T. Rowe Price Funds	T. ROWE PRICE GROWTH STCK R FD	#	93,771
		Registered Investment Company
	Fidelity Investments	FIDELITY ADV SMALL CAP T FUND	#	81,133
		Registered Investment Company
	AIM Investments	AIM CAPITAL DEVELOPMENT R FUND	#	47,819
		Registered Investment Company
	The American Funds	AM FDS CAP WLD GR&INC R3 FD	#	133,890
		Registered Investment Company
	Fidelity Investments	FIDELITY ADVISOR ENERGY T FUND	#	377,446
*	SandRidge Energy,	Employer Security
	Inc.	SANDRIDGE COMMON STOCK	$1,296,990	2,583,498
*		Range of Interest Rates
	Participant Loans	Rates Range from 7.50% to 8.25%	#	387,678

			$1,296,990	$12,980,890

*	Denotes party-in-interest

#	Participant-direct investment; cost information is not required.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SANDRIDGE ENERGY, INC. 401(k) PLAN
Date: June 30, 2008	By:	/s/ MARY L. WHITSON
Mary L. Whitson
Senior Vice President, Human Resources, on Behalf of SandRidge Energy, Inc. as Plan Administrator

INDEX TO EXHIBIT

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm — McConnell & Jones LLP